

Chris Garcia · 3rd

CEO at Bao Bros. Bistro | Visionary Sales Leader | Lifelong Learner | Culture Builder | Public Speaker

Houston, Texas Area · 500+ connections · **Contact info**

 **Bao Bros. Bistro**

 **Texas A&M Universit**

Experience



Chief Executive Officer
Bao Bros. Bistro
Feb 2019 – Present · 1 yr 7 mos
Houston, Texas, United States



National Sales Specialist
Mattress Firm
Jan 2020 – Jun 2020 · 6 mos
Houston, Texas

Helping people find personalized solutions to get the sleep they need and deserve.



Altria
4 yrs 11 mos



Unit Manager
Apr 2017 – Mar 2019 · 2 yrs

Leading a team of category consultants across South Texas in a dynamic industry.



Territory Sales Manager

May 2014 – Apr 2017 · 3 yrs
Dallas, Texas



Aggie Mentor

Texas A&M University

Sep 2013 – May 2015 · 1 yr 9 mos

Sales Account Manager

J & C's Book Nook

Jul 2012 – Aug 2013 · 1 yr 2 mos
Houston, Texas

Show 2 more experiences ⌄

Education



Texas A&M University

Bachelor of Business Administration (BBA), Business Administration and Management, General

Activities and Societies: ALPFA, Fade 2 Black, Salsa Fusion



The Hong Kong University of Science and Technology

Reciprocal Exchange Program, International Business

Activities and Societies: Archery Club, UST Dance Pre-Team



Lone Star College System

Associate of Arts (AA), Business

Activities and Societies: X-Presate!, Student Life

Licenses & Certifications



Business Spanish Certificate

University of Wisconsin-Madison

Issued Oct 2017 · No Expiration Date



Teaching English as a Foreign Language (TEFL)

International TEFL Academy

Issued Dec 2016 · No Expiration Date



International Business Certificate


Texas A&M University
Issued May 2015 · No Expiration Date

Show more ⌄

Volunteer Experience



Professional Mentor Program Mentor
HBSA Bauer
Sep 2019 – Present • 1 yr
Education

Privileged to serve as a mentor for the next generation of leaders.



Community Volunteer
Impact Hub Houston
Oct 2019 – Present • 11 mos
Economic Empowerment

Impact Hub Houston is a locally rooted, globally connected, nonprofit organization that inspires, connects and empowers people working to solve social problems in our city and around the world. A member of the Impact Hub global network—the world's largest community recognized by the United Nations for accelerating entrepreneurial solutions towards measurable and scalable impact—Impact Hub Houston intentionally designs places, platforms and programs to build an inclusive innovation ecosystem and empower diverse changemakers, social entrepreneurs, and impact supporters to create the change they wish to see in the world



AGGIEvisor
Texas A&M University
Feb 2020 – Present • 7 mos
Education



